Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2011 Annual Meeting of Stockholders held on September 22, 2011, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Richard M. Galkin	25,195,221	1,692,547
*Mark R. Fetting	25,205,257	1,682,511
**Patricia W. Chadwick	2,235,610	43,570
**David L. Meister	2,231,011	48,169

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class